Exhibit 99.1

PRESS RELEASE

Formula Systems Reports First Quarter 2025 Financial Results

Revenues for the first quarter increased by 8.1% year over year, reaching a first quarter all-time high of $754.7 million. Net Income for the first quarter increased by 12.6% year over year, reaching a first quarter all-time high of $19.3 Million.

OR YEHUDA, Israel, May 22, 2025 (GLOBE NEWSWIRE) -- Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its first quarter ended March 31, 2025 results of operations.

Financial Highlights for the First Quarter Ended March 31, 2025

●	Revenues for the first quarter ended March 31, 2025 increased by 8.1% year over year, reaching a first quarter all-time high of $754.7 million, compared to $698.4 million in the same period last year.

●	Operating income for the first quarter ended March 31, 2025 increased by 12.7% year over year, reaching a first quarter all-time high of $70.5 million, compared to $62.6 million in the same period last year.

●	Net income attributable to Formula’s shareholders for the first quarter ended March 31, 2025 increased by 12.6% year over year, reaching a first quarter all-time high of $19.3 million, or $1.23 per fully diluted share, compared to $17.2 million, or $1.10 per fully diluted share, in the same period last year.

●	As of March 31, 2025, Formula held 48.14%, 43.50%, 46.71%, 100%, 42.34%, 90.1%, 80%, 100%, 100% and 51% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V., Magic Software Enterprises Ltd., Michpal Technologies Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd., ZAP Group Ltd., Shamrad Electronic (1997) Ltd., and Hashahar Telecom And Electricity Ltd., respectively.

●	Consolidated cash and cash equivalents and short-term bank deposits totaled approximately $526.8 million as of March 31, 2025, compared to $$563.2 million as of December 31, 2024.

●	Total equity as of March 31, 2025, was $1.38 billion (representing 45.2% of the total consolidated statements of financial position), compared to $1.39 billion (representing 46.1% of the total consolidated statements of financial position) as of December 31, 2024.

Declaration of Dividend for the First Quarter of 2025

●	Based on the Company’s results, the Company’s board of directors approved the distribution of a cash dividend in an amount of NIS 1.57 per share (approximately $0.44 per share) and in an aggregate amount of approximately NIS 24.1 million (approximately $6.8 million).

●	The dividend is payable on July 22, 2025, to all of the Company’s shareholders of record at the close of trading on the Nasdaq Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on July 7, 2025. The dividend will be paid in New Israeli Shekels with respect to the Company's ordinary shares traded on the Tel Aviv Stock Exchange and American Depositary Receipts traded on the Nasdaq Global Select Market.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

Debentures Covenants

As of March 31, 2025, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $325 million.

●	Actual equity attributable to Formula’s shareholders as of March 31, 2025 was $681.0 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series C and D Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of March 31, 2025 was (4.72%).

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA as of March 31, 2025 was (0.16).

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “Formula Systems group continues to demonstrate strong and consistent performance, making big strides across multiple fronts, as reflected by our first quarter record-breaking results recorded across all key operational financial indices: revenues, gross profit, operating income, net income and EBITDA. These results underscore our commitment to driving sustained growth and operational excellence across all segments of our business. We are pleased with the continued recognition as leaders in our areas of expertise, implementing fast-growing technologies, such as cloud, cyber, digital, data, DevOps, Insure-Tech and AI, which enable us to create significant value for our customers in managing, streamlining, accelerating and making their businesses thrive. We continue to uphold our core values of innovation, professionalism, agility, and transparency across our entire group. These principles enable us to consistently create significant value for our customers, ultimately contributing to their growth”.

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance in the current period to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends and their duration, including inflation, relatively high interest rates, and supply chain delays, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the degree of our success in developing and deploying new technologies for software solutions that address the updated needs of our customers and serve as the basis for our revenues; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems particularly in the current hybrid office/work-from-home environment; risks related to industries, such as the insurance, healthcare, defense and the telecom, in which certain of our clients operate; risks posed by our global sales and operations, such as changes in regulatory requirements, supply chain disruptions, geopolitical, wide-spread viruses and epidemics or fluctuations in currency exchange rates; and risks related to our and our subsidiaries’ principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on May 14, 2025, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2025	2024
	Unaudited
Revenues	754,682	698,401
Cost of revenues	573,974	534,186

Gross profit	180,708	164,215
Research and development costs, net	21,088	20,217
Selling, marketing and general and administrative expenses	89,076	81,413
Operating income	70,544	62,585

Financial expenses, net	5,538	5,602

Income before taxes on income	65,006	56,983
Taxes on income	15,452	13,458

Income after taxes	49,554	43,525
Share of profit of companies accounted for at equity, net	828	103

Net income	50,382	43,628
Net income attributable to non-controlling interests	31,066	26,469

Net income attributable to Formula Systems shareholders	19,316	17,159

Earnings per share (basic)	1.26	1.12
Earnings per share (diluted)	1.23	1.10

Number of shares used in computing earnings per share (basic)	15,311,924	15,303,267
Number of shares used in computing earnings per share (diluted)	15,729,173	15,570,761

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2025	2024
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	461,805	507,799
Short-term deposits	64,989	55,401
Trade receivables, net	831,108	803,235
Prepaid expenses and other accounts receivable	96,891	89,882
Inventories	27,771	30,728
Total current assets	1,482,564	1,487,045

NON-CURRENT ASSETS:
Long-term investments and receivables	59,229	54,629
Deferred taxes	35,627	33,850
Investments in companies accounted for at equity	38,572	39,196
Property, plants and equipment, net	51,851	51,795
Right-of-use assets	151,842	156,225
Intangible assets, net and goodwill	1,225,818	1,192,156
Total non-current assets	1,562,939	1,527,851

Total assets	3,045,503	3,014,896

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loans from banks and others	150,474	141,782
Debentures	87,249	86,782
Current maturities of lease liabilities	44,581	45,240
Trade payables	283,893	296,211
Deferred revenues	180,619	173,959
Employees and payroll accrual	243,683	234,845
Other accounts payable	109,979	98,046
Dividend payable	14,227	-
Liabilities in respect of business combinations	11,505	9,191
Put options of non-controlling interests	53,853	52,420
Total current liabilities	1,180,063	1,138,476

LONG-TERM LIABILITIES:
Loans from banks and others	73,153	62,733
Debentures	153,840	188,090
Lease liabilities	117,645	119,586
Other long-term liabilities	12,221	11,708
Deferred taxes	45,334	42,894
Deferred revenues	25,934	12,522
Liabilities in respect of business combinations	6,707	8,751
Put options of non-controlling interests	42,908	30,553
Employees benefit liabilities	10,443	10,238
Total long-term liabilities	488,185	487,075

EQUITY
Total equity attributable to Formula Systems (1985) Ltd. shareholders	681,020	679,338
Non-controlling interests	696,235	710,007
Total equity	1,377,255	1,389,345

Total liabilities and equity	3,045,503	3,014,896

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2025	2024
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	33,361	25,599
Dividend receivable	31,086	12,013
Other accounts receivable and prepaid expenses	5,540	4,798
Total current assets	69,987	42,410

NON-CURRENT ASSETS:
Investment in subsidiaries and a jointly controlled entity (*)
Matrix IT Ltd.	163,384	162,133
Sapiens International Corporation N.V.	257,263	264,349
Magic Software Enterprises Ltd.	130,152	133,786
TSG IT Advanced Systems Ltd.	19,640	20,453
Michpal Technologies Ltd.	73,902	69,127
ZAP Group	51,520	55,392
Other	48,578	47,722
Total investment in subsidiaries and a jointly controlled entity	744,439	752,962

Other investments and Long term receivables	20,558	24,860
Property, plants and equipment, net	9	10
Total non-current assets	765,006	777,832

Total assets	834,993	820,242

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loans from banks and others	2,251	2,294
Debentures	46,017	45,807
Trade payables	268	1,146
Other accounts payable	3,763	2,109
Put options of non-controlling interests	1,073	1,005
Dividends payable	14,227	-
Total current liabilities	67,599	52,361

LONG-TERM LIABILITIES:
Loans from banks and others	2,428	3,047
Debentures	83,946	85,496
Total long-term liabilities	86,374	88,543

EQUITY	681,020	679,338

TOTAL LIABILITIES AND EQUITY	834,993	820,242

(*)	The investments' carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula's share in the investees' accumulated undistributed earnings and other comprehensive income or loss.